EXHIBIT 12

ASHLAND GLOBAL HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

						Nine months ended
	Years ended September 30					June 30
	2017	2016	2015	2014	2013	2018	2017
EARNINGS
Income (loss) from continuing operations	$(105)	$(283)	$(12)	$(121)	$301	$95	$(53)
Income tax expense (benefit)	7	(25)	(139)	(290)	48	10	(49)
Interest expense	123	162	148	149	208	96	91
Interest portion of rental expense	16	17	15	20	15	11	12
Amortization of deferred debt expense	109	18	18	14	65	7	108
Distributions in excess of (less than) earnings of
unconsolidated affiliates	1	1	1	(9)	(10)	1	1
	$151	$(110)	$31	$(237)	$627	$220	$110

FIXED CHARGES
Interest expense	$123	$162	$148	$149	$208	$96	$91
Interest portion of rental expense	16	17	15	20	15	11	12
Amortization of deferred debt expense	109	18	18	14	65	7	108
Capitalized interest	1	1	2	1	1	—	1
	$249	$198	$183	$184	$289	$114	$212

RATIO OF EARNINGS TO FIXED CHARGES	(A)	(B)	(C)	(D)	2.17	1.93	(E)

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $98 million would have been required for the year ended September 30, 2017.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $308 million would have been required for the year ended September 30, 2016.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $152 million would have been required for the year ended September 30, 2015.

(D) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $421 million would have been required for the year ended September 30, 2014.

(E) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $102 million would have been required for the nine months ended June 30, 2017.